

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2023

David Williams
Executive Vice President and Chief Financial Officer
CHEMED CORP
255 E. Fifth Street, Suite 2600
Cincinnati, Ohio 45202

  Re: CHEMED CORP
    Form 10-K for Fiscal Year Ended December 31, 2022
    Filed February 27, 2023
    Response Letter Dated October 16, 2023
    File No. 001-08351

Dear David Williams:

  We have reviewed your October 16, 2023 response to our comment letter and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Unaudited Consolidating Summaries and Reconciliations of Adjusted EBITDA, page 90

1. We note your response to our comment. The retention bonus program was implemented for your licensed healthcare professionals, who have a direct impact on revenue generation, and therefore represents cash compensation, which is a normal, recurring operating expense. As such, we request that you discontinue including this adjustment in any future presentations of your non-GAAP measures for any period presented in accordance with Rule 100(b) of Regulation G as interpreted by Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022.

Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services